Exhibit 99.1

Jumia Technologies AG

Berlin

Invitation to an Extraordinary General Meeting of Shareholders

We hereby invite the shareholders of our Company to an

Extraordinary General Meeting of Shareholders

on Thursday, 11 March 2021 at 2:00 p.m. (CET).

The meeting will be held as a virtual event without physical presence of the shareholders or their proxies. A live broadcast will be available in a password-protected environment to shareholders who have registered their participation in the extraordinary general meeting

(“Virtual Extraordinary General Meeting”).

The chairman of the meeting will be present at the office of notary public Christian Steinke, Washingtonplatz 3, 10557 Berlin.

Holding by way of a virtual general meeting

The management board of the company, with the consent of the supervisory board, decided to hold this extraordinary shareholders’ meeting as a virtual general meeting without the physical presence of the company’s shareholders or their proxies. These resolutions were passed based on the Act to Mitigate the Consequences of the COVID-19 Pandemic under Civil, Insolvency and Criminal Procedure Law (Gesetz zur Abmilderung der Folgen der Covid-19-Pandemie im Zivil-, Insolvenz- und Strafverfahrensrecht) dated 27 March 2020, as amended (the “COVID-19 Mitigation Act”).

Shareholders or their proxies may not physically attend the Virtual Extraordinary General Meeting.

This version of the Invitation to the March 2021 Virtual Extraordinary General Meeting of Shareholders, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

I.	Agenda	3
1.	Resolution on cancelling the existing Authorized Capital 2020/I and creating an Authorized Capital 2021/I with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association	3
2.	Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2020/II and creating a new Conditional Capital 2021/I, as well as on the corresponding amendments to the Articles of Association	11
II.	Reports by the management board	21
1.	Report of the management board regarding agenda item 1 (resolution on cancelling the existing Authorized Capital 2020/I and creating an Authorized Capital 2021/I with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association)	21
2.	Report of the management board regarding agenda item 2 (resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2020/II and creating a new Conditional Capital 2021/I, as well as on the corresponding amendments to the Articles of Association)	30
III.	Further information on the convocation	35
1.	Total number of shares and voting rights at the time of the convocation of the Virtual Extraordinary General Meeting	35
2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies	35
3.	Requirements for exercising the rights to vote and to ask questions	35
4.	Significance of the record date	37
5.	Procedure for voting by postal vote	37
6.	Procedures for proxy voting	38
7.	Procedure for voting by proxies appointed by the company	39
8.	Further rights of shareholders	40
9.	Video and audio transmission of the entire Virtual Extraordinary General Meeting	44
10.	Opposition to resolutions	44
11.	Shareholder hotline	45
12.	Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act	45
13.	Information on data protection for shareholders	46

I.	Agenda

1.

Resolution on cancelling the existing Authorized Capital 2020/I and creating an Authorized Capital 2021/I with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association

The annual general meeting of shareholders of Jumia Technologies AG (the “Company”) of 9 June 2020 has authorized the management board of the Company to increase the Company’s share capital with the consent of the supervisory board in a total amount of up to EUR 71,096,455.00 against contribution in cash and/or in kind (“Authorized Capital 2020/I”). Under this authorization, the Company issued 588,998 new shares on 25 September 2020 in order to settle obligations under the Company’s Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) in equity. On 30 November 2020, the Company issued another 15,939,968 new shares from Authorized Capital 2020/I in the context of an at-the-market offering (“ATM”) of 7,969,984 American Depositary Shares (“ADS”) applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz, “AktG”) for offerings not significantly below the prevailing market price; this ATM generated net proceeds for the Company of USD 231.4 million. In addition, the Company issued 2,583,202 new shares on 25 June 2020, 2,173,234 new shares on 24 July 2020, 54,724 new shares on 7 October 2020, and 236,658 new shares on 15 October 2020, in each case from the Company’s authorized capital 2018/I (“Authorized Capital 2018/I”) in order to settle exercised option rights or against contribution of shares held in a direct subsidiary of the Company, all of which were issued prior to the Company’s initial public offering.

Because of these partial utilizations of Authorized Capital 2020/I and Authorized Capital 2018/I, the authorized capital no longer exists in the amount permitted by law, i.e., half of the current share capital, and the Company is no longer able to issue shares without subscription rights to the extent permitted by law. In particular, the simplified exclusion of subscription rights for offerings not significantly below the prevailing market price has been fully used and is no longer available at all absent a new authorization from the general shareholders’ meeting.

In light of the current condition of capital markets, the management board and the supervisory board consider it useful to have the short-term flexibility to raise additional capital by way of another ATM or through other means prior to the Company’s regular annual general meeting. In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, as well as to continue recruiting qualified personnel, among other things through attractive remuneration, to bind them to the Company and to be able to flexibly settle resulting corresponding payment claims, the Authorized Capital 2020/I shall be cancelled and a new Authorized Capital 2020/I shall be created in line with the limitations of the German Stock Corporation Act (AktG), taking into account the higher share capital, under the exclusion of, or with an option to exclude, shareholders’ subscription rights. The proposed new Authorized Capital 2021/I and the remaining Authorized Capital 2018/I together would amount to 50% of the Company’s share capital as registered in the commercial register as of the date of the publication of this invitation in the German Federal Gazette (Bundesanzeiger).

The proposed Authorized Capital 2021/I would continue, almost identically, the exclusion of subscription rights set forth in Authorized Capital 2020/I to settle, at the discretion of the Company, in equity payment claims from vested virtual restricted stock units granted under the Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) and the Virtual Restricted Stock Unit Program 2020 (“VRSUP 2020”). Only the number of shares which the Company may issue without subscription rights in order to settle claims in connection with VRSUP 2019 shall be reduced from 1,243,367 to 654,369 in order to reflect 588,998 shares which have already been issued in this context since the authorization was granted by the annual general meeting of shareholders on 9 June 2020. VRSUP 2019 and VRSUP 2020 remain unchanged from their description in agenda item 7 of the invitation to the annual general meeting of shareholders on 9 June 2020, which was published in the German Federal Gazette (Bundesanzeiger) on 8 May 2020, and the management report II.1 to this agenda item 1 of this Virtual Extraordinary General Meeting.

The management board and supervisory board therefore propose to pass the following resolution:

a)	Cancellation of the existing Authorized Capital 2020/I

The authorization of the management board of the Company until 8 June 2025 to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by up to a total remaining amount of EUR 54,567,489.00 through the issuance of up to 54,567,489 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company as set forth in section 4(5) of the articles of association of the Company (the “Articles of Association”) is hereby cancelled with effect from the time at which the authorization to increase the share capital of the Company below under letter b) of this agenda item comes into effect.

b)	Creation of a new Authorized Capital 2021/I with the exclusion of shareholders’ subscription rights and with the authorization for the exclusion of shareholders’ subscription rights

The management board is hereby authorized until 10 March 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by a total amount of up to EUR 88,231,617.00 (in words: Euro eighty-eight million two hundred thirty-one thousand six hundred seventeen) through the issuance of up to 88,231,617 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/I”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2021/I:

•

if the utilization of the Authorized Capital 2021/I occurs in order to issue up to a maximum of 654,369 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2019 of the Company (“VRSUP 2019”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2019, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units and/or

•

if the utilization of the Authorized Capital 2021/I occurs in order to issue up to a maximum of 1,850,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2020 of the Company (“VRSUP 2020”) to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2020, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed a total of 10% of the share capital of the Company existing at the time the Authorized Capital 2021/I (i) is adopted by this Virtual Extraordinary General Meeting, (ii) comes into effect or (iii) is exercised, whichever is the lowest. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs during the term of the Authorized Capital 2021/I.

Further, the management board shall be authorized to exclude shareholders’ subscription rights with the consent of the supervisory board for one or more capital increases in the context of the Authorized Capital 2021/I,

•	in order to exclude fractional amounts from the subscription right;

•

to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;

•

to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

•

to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

•	in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The management board shall be authorized, with the consent of the supervisory board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.

The supervisory board shall be authorized to adjust the wording of the Articles of Association accordingly following any utilization of the Authorized Capital 2021/I or upon expiry of the period for the utilization of the Authorized Capital 2021/I.

c)	Amendment to the Articles of Association

Section 4(5) of the Articles of Association is hereby completely restated as follows:

“The Management Board is hereby authorized until 10 March 2026 (inclusive) to increase, once or repeatedly and each time with the consent of the Supervisory Board, the share capital by a total amount of up to EUR 88,231,617.00 (in words: Euro eighty-eight million two hundred thirty-one thousand six hundred seventeen) through the issuance of up to 88,231,617 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company (“Authorized Capital 2021/I”).

In principle, the shareholders are to be granted subscription rights. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

The shareholders’ subscription rights are excluded for one or more capital increases in the context of the Authorized Capital 2021/I:

•

if the utilization of the Authorized Capital 2021/I occurs in order to issue up to a maximum of 654,369 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual Restricted Stock Unit Program 2019 of the Company (“VRSUP 2019”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2019, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units; and/or

•

if the utilization of the Authorized Capital 2021/I occurs in order to issue up to a maximum of 1,850,000 new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the Virtual

Restricted Stock Unit Program 2020 of the Company (“VRSUP 2020”) to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2020, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed a total of 10% of the share capital of the Company existing at the time the Authorized Capital 2021/I (i) is adopted by the extraordinary general meeting of shareholders of 11 March 2021, (ii) comes into effect or (iii) is exercised, whichever is the lowest. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the Management Board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs during the term of the Authorized Capital 2021/I.

Further, the Management Board is authorized to exclude shareholders’ subscription rights with the consent of the Supervisory Board for one or more capital increases in the context of the Authorized Capital 2021/I,

•	in order to exclude fractional amounts from the subscription right;

•

to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises with regard to such Bonds its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due;

•	to issue shares for cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the shares of the Company already listed on the stock exchange in the meaning of sections 203(1) and (2), 186(3) sentence 4 of the German Stock Corporation Act and that the proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act does not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act;

•

to issue shares for contributions in kind, in particular – but not limited thereto – in the context of mergers or for the purpose of (including indirect) acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind; or

•	in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend).

The Management Board is authorized, with the consent of the Supervisory Board, to determine any additional content of the rights attached to the shares and the conditions of the share issue; this includes the determination of the profit participation of the new shares, which may, in deviation from section 60(2) of the German Stock Corporation Act, also participate in the profit of completed fiscal years.

The Supervisory Board is authorized to adjust the wording of the Articles of Association accordingly following any utilization of the Authorized Capital 2021/I or upon expiry of the period for the utilization of the Authorized Capital 2021/I.”

d)	Application for registration with the Commercial Register

The management board is instructed to apply for registration of the cancellation of the Authorized Capital 2020/I and the creation of the new Authorized Capital 2021/I, as well as the corresponding amendment of the Articles of Association to be registered with the commercial register of the Company with the proviso that the cancellation of the Authorized Capital 2020/I is registered first, but only if the Authorized Capital 2021/I and the corresponding amendment of the Articles of Association are immediately registered thereafter in the commercial register of the Company.

Subject to the preceding paragraph, the management board is authorized to apply to the commercial register for registration of the Authorized Capital 2021/I and the related amendments to the Articles of Association separately from other resolutions of this Virtual Extraordinary General Meeting.

2.

Resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2020/II and creating a new Conditional Capital 2021/I, as well as on the corresponding amendments to the Articles of Association

The Company’s annual general meeting of shareholders of 9 June 2020 has authorized the management board, with the approval of the supervisory board, through 8 June 2025 to issue, once or several times, bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds 2020”) in the total nominal amount of up to EUR 250,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds 2020 conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 68,015,371.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds (together the “Bonds 2020 Terms”). The relevant Bonds 2020 Terms may provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. Bonds 2020 may be issued against contributions in cash and/or in kind (“Authorization 2020”).

Conditional Capital 2020/II in an amount of up to EUR 68,015,371.00 was created to settle any Bonds 2020 issued under Authorization 2020 (section 4(4) of the Articles of Association). Authorization 2020 has not been used and there are no option rights outstanding for shares under the Conditional Capital 2020/II. However, since the creation of the Authorization 2020, the Company’s share capital was increased several times. In particular, on 30 November 2020, the Company issued 15,939,968 new shares from Authorized Capital 2020/I in the context of an ATM of 7,969,984 ADS applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. Due to this ATM, the simplified exclusion of subscription rights for offerings of Bonds 2020 not significantly below the prevailing market price is no longer available at all absent a new authorization from the general shareholders’ meeting.

In light of the current condition of capital markets, the management board and the supervisory board consider it useful to have the short-term flexibility to raise additional capital by way of another ATM or through other means, such as an offering of equity-linked instruments, prior to the Company’s regular annual general meeting. In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, the Authorization 2020 and the Conditional Capital 2020/II shall be cancelled and be replaced by a new authorization and a new conditional capital (Conditional Capital 2021/I) which take into account the higher share capital to the extent permitted by the German Stock Corporation Act (Aktiengesetz) and refresh the authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility to exclude subscription rights using the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. The volume of the authorization should be increased to reflect the Company’s positive share price development. Otherwise, the Bonds 2020 Terms should be continued unchanged under the new authorization.

The management board and the supervisory board therefore propose to pass the following resolution:

a)	Cancellation of the unused authorization of 9 June 2020 and corresponding cancellation of the Conditional Capital 2020/II

The authorization of the management board to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) granted by the Companys annual general meeting of shareholders of 9 June 2020, which was not utilized, shall be cancelled upon entry in the commercial register of the amendments to the Articles of Association proposed under agenda item I.2.d). Furthermore, Conditional Capital 2020/II in an amount of up to EUR 68,015,371.00 under the current section 4(4) of the Articles of Association shall be cancelled in full upon entry of the amendments to the Articles of Association proposed under agenda item I.2.d).

b)	Authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) and to exclude subscription rights

aa)	Nominal amount, period of authorization, number of shares

The management board shall be authorized, with the approval of the supervisory board, through 10 March 2026 (inclusive) to issue, once or several times, bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds 2021”) in the total nominal amount of up to EUR 600,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds 2021 conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 77,236,747.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds (together the “Bonds 2021 Terms”). The relevant Bonds 2021 Terms may provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. Bonds 2021 may be issued against contributions in cash and/or in kind.

Bonds 2021 may be issued in Euro or – subject to limitation to corresponding Euro value – in the statutory currency of an OECD country. Bonds 2021 may be issued by the Company, dependent companies and by companies in which the Company owns a majority interest either directly or indirectly. If Bonds 2021 are not issued by the Company, the management board is authorized for the issuing dependent or majority-held company to guarantee the Bonds 2021 and to grant to creditors of these Bonds 2021 conversion or option rights for shares of the Company. In the case of

Bonds 2021 issuance, they may be or will typically be divided into partial bonds with equal rights.

bb)	Grant of subscription rights, exclusion of subscription rights

In principle, shareholders shall be granted subscription rights to Bonds 2021. Hereto, in accordance with section 186(5) of the German Stock Corporation Act (Aktiengesetz), Bonds 2021 may be taken up by one or more credit institution(s) or one or several enterprise(s) operating pursuant to section 53(1) sentence 1 or section 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them to the Company’s shareholders (indirect subscription right). The management board is, however, with the approval of the supervisory board, authorized to exclude shareholders’ subscription rights to Bonds 2021:

(1)	in order to exclude fractional amounts from the subscription right;

(2)

to the extent necessary to grant holders of Bonds 2021, which were or will be issued by the Company or by a dependent company or by a direct or indirect majority-held company, subscription rights to Bonds 2021 in an amount these bondholders would be entitled to (as shareholders) had they exercised the option or conversion rights or fulfilled the conversion or option obligations;

(3)

if Bonds 2021 with conversion or option rights or conversion or option obligations have been issued for cash and the issue price is not significantly below the theoretical value of the partial bonds calculated by recognized financial mathematical methods in the meaning of sections 221(4) sentence 2, 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz). This authorization to exclude subscription rights only applies to Bonds 2021 with the right to a number of shares which do not exceed a total of 10% of the share capital either at the time this authorization becomes effective or when it is exercised. Towards this 10% threshold (of the share capital) shall count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of this authorization without shareholders’ subscription rights based on an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half-sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz); or (ii) that are issued during the term of this authorization from authorized capital without shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz)or using other capital measures without shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz); or

(4)

if Bonds 2021 are issued against contributions in kind to the extent that the value of the contribution in kind is in reasonable relation to the market value of the Bonds 2021 to be ascertained according to the above referenced letter a) bb) (3).

If profit rights or profit bonds are issued without conversion or option rights or conversion or option obligations, the management board, with the approval of the supervisory board, is also authorized to exclude shareholders’ subscription rights as a whole if these profit rights or profit bonds are subject to similar obligations, i.e. do not establish a membership right in the Company, do not grant any participation in the liquidation proceeds and the amount of interest is not calculated on the basis of the amount of the annual surplus, the profit according to the balance sheet or the dividends. In this case, the interest and the issue amount of the profit rights or profit bonds must correspond to the actual market conditions for a comparable acquisition of funds at the time of issue.

cc)	Conversion and option rights

If Bonds 2021 are issued with conversion rights, creditors may convert their Bonds 2021 in accordance with the Bonds 2021 Terms into shares of the Company. The conversion rate is set by dividing the nominal amount of a partial bond by the determined conversion price for one share of the Company. The conversion rate can also be set by the division of the issue price, which is below the nominal value of a partial bond, by the determined conversion price for one share of the Company. The conversion rate can be rounded up or down to a whole number. In addition, a premium payable in cash can be determined. In addition, it may be provided that fractions shall be combined and/or compensated in cash. The Bonds 2021 Terms may also provide for a variable conversion rate. The proportionate amount of the share capital of the shares related to each partial bond may not exceed the nominal amount of the individual partial bond.

If options are issued, each partial bond will be accompanied by one or more option certificates entitling the holder, in accordance with the Bonds 2021 Terms to be determined by the management board, to acquire shares in the Company. The Bonds 2021 Terms can provide that the option price can be paid in whole or in part also by the allotment of partial bonds. The subscription ratio is set by dividing the nominal amount of a partial bond by the option price for one share of the Company. The subscription ratio can also be set by the division of the issue price, which is below the nominal value of a partial bond, by the determined option price for one share in the Company. The subscription ratio can be rounded up or down to a whole number. In addition, a premium payable in cash can be determined. In addition, it may be provided that fractions shall be combined and/or compensated in cash. The Bonds 2021 Terms may also provide for a variable subscription ratio. The proportionate amount of the share capital of the shares related to each partial bond may not exceed the nominal amount of the individual partial bond.

dd)	Conversion and option obligations

The Bonds 2021 Terms may set forth a conversion or option obligation at the end of the term or at another time (in each case “Final Maturity”) or the Company’s right to grant to the holder of the Bonds upon Final Maturity shares in the Company in whole or in part, instead of payment of the amount due. In these cases, the conversion or option price for a share can correspond to the average volume-weighted closing price of (i) the Company’s shares in Xetra trading (or a corresponding successor system) on the Frankfurt stock exchange or, (ii) insofar the shares are not admitted to Xetra trading, American Depository Shares of the Company representing an equivalent ownership interest in such shares of the Company (“ADS”) that are admitted to trading on the New York Stock Exchange (“NYSE”), whereby such price per ADS is to be multiplied with the number of ADS representing one share, during the ten (10) successive stock exchange trading days before or after the day of Final Maturity even if this is below the minimum price referenced under I.2.b)ee) below.

The pro rata amount of the share capital attributable to the shares to be issued upon Final Maturity of the partial bonds may not exceed the nominal amount of the individual partial bond. Section 9(1) in conjunction with section 199(2) of the German Stock Corporation Act (Aktiengesetz) are to be observed.

ee)	Conversion or option price

The conversion or option price for one share to be set in each case must – with the exception of cases in which an option or conversion obligation is provided – be either at least 80% of

(1)

the average volume-weighted closing price of (a) the Company’s shares in Xetra trading (or a corresponding successor system) or, (b) insofar as the shares are not admitted to Xetra trading, the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, of the ten (10) stock exchange trading days prior to the day of the final decision of the management board regarding the placement of the Bonds 2021 or the acceptance or allotment by the Company in a placement of Bonds 2021, or – in the event of the grant of a subscription right – at least 80% of

(2)

the average volume-weighted closing price of (a) the Company’s shares in Xetra trading (or a corresponding successor system) or, (b) insofar as the shares are not admitted to Xetra trading, the Company’s ADS on the NYSE, whereby such price per ADS is to be multiplied with the number of ADS representing one share, during

i.

the days on which the subscription rights are traded on the Frankfurt stock exchange or the NYSE, respectively, with the exception of the two last stock exchange trading days of subscription rights trading; or

ii.	the days from the beginning of the subscription period until the time of the final determination of the subscription price.

Sections 9(1) and 199 of the German Stock Corporation Act (Aktiengesetz) remain unaffected.

If Bonds 2021 are linked to conversion or option rights or obligations, the conversion or option price, notwithstanding section 9(1) of the German Stock Corporation Act (Aktiengesetz), may be reduced based on a dilution protection clause according to the more detailed provisions of the Bonds 2021 Terms if the Company, during the conversion or option period, increases the share capital granting subscription rights to its shareholders or if the Company issues further Bonds 2021 or grants or guarantees other option rights and the holders of Bonds 2021 with conversion or option rights or obligations are not granted subscription rights to the extent to which they would be entitled after an exercise of the conversion or option right or fulfilment of the conversion or option obligation. The option or conversion price may also be reduced according to the more detailed provisions of the Bonds 2021 Terms through a cash payment upon the exercise of the option or conversion right or the fulfilment of the conversion or option obligations. The Bonds 2021 Terms may also provide for a value-preserving adjustment of the conversion or option price for other measures which could lead to a dilution of the value of the conversion or option rights (e.g., even in case of payment of a dividend). In addition, the Company may grant a reasonable compensation payment for an early exercise of the option or conversion right. In any event, the pro-rata amount of the share capital attributable to the shares to be drawn for each partial bond may not exceed the nominal amount of the relevant partial bond.

ff)	Other possible constructions

The Bonds 2021 Terms may provide in each case that if conversion rights or options are exercised or conversion or option obligations are fulfilled, the Company may also grant treasury shares, shares from the Company’s authorized capital or other consideration. In addition, it may be stipulated that the Company, in the event of exercise of conversion or options or fulfilment of the option and conversion obligations, grants to the holders of Bonds 2021 the value of the Bonds 2021 in cash or shares of another exchange-listed company instead of shares in the Company.

The Bonds 2021 Terms may set forth that if conversion rights or options are exercised or conversion or option obligations are fulfilled, the issuance of shares may be effected by way of delivering the number of shares to be issued to the depositary of the Company with the instruction to deliver to the holder or creditor of Bonds 2021 ADS of the Company which are to be included in the book entry transfer system managed by The Depository Trust Company and to be credited to the securities account of the holder or creditor of the Bonds 2021.

The Bonds 2021 Terms may also provide that the number of shares to be subscribed upon execution of conversion or option rights or fulfilment of conversion or option obligations, is variable and/or the conversion or option price may be changed within a range to be determined by the management board depending on the development of the share / ADS price or as a result of dilution protection provisions during the term.

gg)	Authorization to determine further conditions

The management board is authorized, in agreement with the board members of the dependent or directly or indirectly majority-owned company issuing Bonds 2021 if applicable, to determine further details of the issuance and rights under the Bonds 2021, in particular interest rate, issue price, term and units, conversion or option price and conversion or option period.

c)	Creation of a Conditional Capital 2021/I

The share capital of the Company will be conditionally increased by up to EUR 77,236,747.00 (spelled out: Euro seventy-seven million two hundred thirty-six thousand seven hundred forty-seven) by issuing up to 77,236,747 no-par value bearer shares (“Conditional Capital 2021/I”).

The purpose of Conditional Capital 2021/I is to grant shares to holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (together “Bonds 2021”) issued on the basis of the authorization proposed under I.2.b) above upon the exercise of conversion or option rights or the fulfilment of conversion or option obligations.

The new shares are issued based on the conversion or option price to be determined in accordance with the authorization proposed under I.2.b) above. The conditional capital increase will only be implemented to the extent that the holders or creditors of Bonds 2021, which are issued or guaranteed by the Company, dependent companies or by companies in which the Company owns a majority interest either directly or indirectly by 10 March 2026 based on the authorization proposed under I.2.b) above, exercise any conversion or option right or fulfill any conversion or option obligation under Bonds 2021, or to the extent the Company grants shares in the Company instead of paying the amount due as well as to the extent the conversion or option rights or the conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration.

The new shares shall have the right to participate in any profits from the beginning of the financial year in which they are created and for all subsequent financial years.

The management board shall be authorized to determine the further details of the implementation of the conditional capital increase.

The supervisory board shall be authorized to amend the Articles of Association accordingly after any utilization of the Conditional Capital 2021/I and upon expiration of all option or conversion periods.

d)	Amendment to the Articles of Association

Section 4(4) of the Articles of Association is hereby completely restated as follows:

“The share capital of the Company is conditionally increased by up to EUR 77,236,747.00 (spelled out: Euro seventy-seven million two hundred thirty-six thousand seven hundred forty-seven) by issuing up to 77,236,747 no-par value bearer shares (“Conditional Capital 2021/I”).

The purpose of Conditional Capital 2021/I is to grant shares to holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (together “Bonds 2021”) issued on the basis of the authorization granted by the Extraordinary General Meeting of shareholders of 11 March 2021 upon the exercise of conversion or option rights or the fulfilment of conversion or option obligations.

The new shares are issued based on the conversion or option price to be determined in accordance with the authorization granted by the Extraordinary General Meeting of shareholders of 11 March 2021. The conditional capital increase will only be implemented to the extent that the holders or creditors of Bonds 2021, which are issued or guaranteed by the Company, dependent companies or by companies in which the Company owns a majority interest either directly or indirectly by 10 March 2026 based on the authorization granted by the Extraordinary General Meeting of shareholders of 11 March 2021, exercise any conversion or option right or fulfill any conversion or option obligation under Bonds 2021, or to the extent the Company grants shares in the Company instead of paying the amount due as well as to the extent the conversion or option rights or the conversion or option obligations are not serviced by treasury shares but rather by shares from authorized capital or other consideration.

The new shares have the right to participate in any profits from the beginning of the financial year in which they are created and for all subsequent financial years.

The Management Board is authorized to determine the further details of the implementation of the conditional capital increase.

The Supervisory Board is authorized to amend the Articles of Association accordingly after any utilization of the Conditional Capital 2021/I and upon expiration of all option or conversion periods.”

e)	Application for entry in the Commercial Register

The management board and the chairman of the supervisory board are instructed to register with the commercial register the cancellation of Conditional Capital 2020/II (I.2.a) above), the creation of Conditional Capital 2021/I (I.2.c) above), and the resulting amendment to the Articles of Association (I.2.d) above), provided that the cancellation of Conditional Capital 2020/II shall be entered first, but only if immediately afterwards Conditional Capital 2021/I will be entered in the commercial register.

Subject to the preceding paragraph, the management board and the chairman of the supervisory board are authorized to apply to the commercial register for the registration of Conditional Capital 2021/I and the related amendments to the Articles of Association separately from other resolutions of this Virtual Extraordinary General Meeting.

II.	Reports

1.

Report of the management board regarding agenda item 1 (resolution on cancelling the existing Authorized Capital 2020/I and creating an Authorized Capital 2021/I with the possibility to exclude subscription rights, as well as on the associated amendment to the Articles of Association)

Under agenda item 1 of the Virtual Extraordinary General Meeting on 11 March 2021, the management board and supervisory board propose to cancel the existing Authorized Capital 2020/I and to create a new authorized capital 2021/I (Authorized Capital 2021/I). Pursuant to section 203(2), sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act, the management board presents the following report to the general meeting of shareholders on the reasons for the authorization to exclude shareholders’ subscriptions rights when issuing new shares under the proposed Authorized Capital 2021/I:

The annual general meeting of shareholders of Jumia Technologies AG (the “Company”) of 9 June 2020 has authorized the management board of the Company to increase the Company’s share capital with the consent of the supervisory board in a total amount of up to EUR 71,096,455.00 against contribution in cash and/or in kind (“Authorized Capital 2020/I”). Under this authorization, the Company issued 588,998 new shares on 25 September 2020 in order to settle obligations under the Company’s Virtual Restricted Stock Unit Program 2019 (“VRSUP

2019”) in equity. On 30 November 2020, the Company issued another 15,939,968 new shares from Authorized Capital 2020/I in the context of an at-the-market offering (“ATM”) of 7,969,984 American Depositary Shares (“ADS”) applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz, “AktG”) for offerings not significantly below the prevailing market price; this ATM generated net proceeds for the Company of USD 231.4 million. In addition, the Company issued 2,583,202 new shares on 25 June 2020, 2,173,234 new shares on 24 July 2020, 54,724 new shares on 7 October 2020, and 236,658 new shares on 15 October 2020, in each case from the Company’s authorized capital 2018/I (“Authorized Capital 2018/I”) in order to settle exercised option rights or against contribution of shares held in a direct subsidiary of the Company, all of which were issued prior to the Company’s initial public offering.

In order to enable the Company to continue to react flexibly to market opportunities or financing requirements and to be able to strengthen its cash position at short notice, and to respond quickly and successfully to advantageous offers or other opportunities and to take advantage of opportunities to expand the Company, as well as to continue recruiting qualified personnel, among other things through attractive remuneration, to bind them to the Company and to be able to flexibly settle resulting corresponding payment claims, the Authorized Capital 2020/I shall be cancelled and a new Authorized Capital 2020/I shall be created in line with the limitations of the German Stock Corporation Act (AktG), taking into account the higher share capital, under the exclusion of, or with an option to exclude, shareholders’ subscription rights. The authorized capital proposed under agenda item 1 of the Virtual Extraordinary General Meeting on 11 March 2021 should authorize the management board to increase, once or repeatedly and each time with the consent of the supervisory board, the share capital by a total amount of up to EUR 88,231,617.00 (in words: Euro eighty-eight million two hundred thirty-one thousand six hundred seventeen) through the issuance of up to 88,231,617 new no-par value bearer shares against contributions in cash and/or in kind, including claims against the Company until 10 March 2026. The proposed new Authorized Capital 2021/I and the remaining Authorized Capital 2018/I together would amount to 50% of the Company’s share capital as registered in the commercial register as of the date of the publication of this invitation in the German Federal Gazette (Bundesanzeiger).

The purpose of the Authorized Capital 2021/I is to allow the Company to continue to have access to equity capital markets upon short notice to obtain the capital needed for the further development of the Company through the issue of new shares and to quickly and flexibly be able to use a favorable market environment to cover future financing needs. As a company often needs to quickly take a decision whether to issue new shares, it is important for the Company not to be dependent on the schedule of annual general meetings or the long convocation period for an extraordinary general meeting of shareholders. The legislature has accounted for these needs through the instrument of “authorized capital.”

Furthermore, the Authorized Capital 2021/I may be used to settle certain incentive awards, which have been and may be granted to the management and key employees of the Company and its subsidiaries, inter alia, to align their interests with shareholders’ interests, in shares in lieu of cash. Prior to the Company’s IPO, the management board and the supervisory board adopted a Virtual Restricted Stock Unit Program 2019 (“VRSUP 2019”) and a Stock Option Program 2019 in order to offer variable compensation elements to management and employees of the Jumia Group (collectively, the “Participants”) and thereby align the Participants’ interests with those of the Company’s shareholders. Virtual restricted stock units (“VRSUs”) under the VRSUP 2019 exclusively entitle Participants after a one-year vesting period to receive a cash payment, which the Company may, at its sole discretion, alternatively settle in shares. Thus, as opposed to a so-called restricted share award program, the beneficiaries do not obtain a right to receive shares in the Company, but rather a right to receive a cash payment, the total amount of which depends on the development of the Company’s share price. The extraordinary general meetings of shareholders of 15 February 2019 and of 9 April 2019 approved the VRSUP 2019, as well as the optional settlement of VRSUs in shares issued under the VRSUP 2019, respectively. Under VRSUP 2019, 1,221,781 VRSUs have been awarded to Participants and, so far, 501,656 of these awards have been settled.

Prior to the 2020 annual general meeting, the management board and the supervisory board revised the existing remuneration model for executives in 2020 and, among other things and adopted a new Virtual Restricted Stock Unit Program 2020 (the “VRSUP 2020”) and a new Stock Option Program 2020 in order to be able to continue to grant variable compensation elements to the Participants. VRSUP 2020 does not affect awards already granted under VRSUP 2019 but new grants will no longer be made under VRSUP 2019.

Under the VRSUP 2020, the Company was initially allowed to allocate up to 1,850,000 VRSUs to Participants through the end of 2023. Each VRSU entitles a Participant to a claim against the Company for a cash payment depending on the value of the Company’s shares as represented by ADS. The number of VRSUs granted to a Participant is determined by the Company’s management board, or, for members of the Company’s management board, the Company’s supervisory board. The VRSUs vest after a one-year period subject to a continuing and unterminated service or employment relationship with Jumia. The amount of the cash payment entitlement from a VRSU corresponds to the value of one share of the Company as represented by ADS on the first ten days of trading on the New York Stock Exchange after the publication by the Company of its most recent half year report or press release announcing the Company’s annual financial results; the cash payment entitlement may be capped in individual grant agreements. The terms of the VRSUP 2020 allow the Company to settle the resulting payment claims by delivering shares of the Company, subject to approval by the Virtual Extraordinary General Meeting of the Authorized Capital 2021/I. Except for the program volume, the material terms of the VRSUP 2020 and the VRSUP 2019 are identical. So far, 1,600,006 VRSUs have been awarded to Participants under the VRSUP 2020, and none of these awards have been settled.

When new shares are issued under Authorized Capital 2021/I, in principle, shareholders must be granted the right to subscribe for these shares. The shares may also be subscribed for by one or more credit institution(s) or one or more enterprise(s) operating pursuant to sections 53(1) sentence 1, 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer the shares to the shareholders of the Company pursuant to section 186(5) of the German Stock Corporation Act (indirect subscription right).

However, shareholders’ subscription rights under Authorized Capital 2021/I are excluded if the utilization of the Authorized Capital 2021/I occurs in order to issue new shares of the Company to settle, at the discretion of the Company, claims from vested Virtual Restricted Stock Units granted under the VRSUP 2019, up to a maximum of 654,369 new shares, or under the VRSUP 2020, up to a maximum of 1,850,000 new shares, in each case against contribution of the claims for payments originated under the Virtual Restricted Stock Units to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles, subject to the details of the VRSUP 2019, or VRSUP 2020, respectively.

In this case, the pro rata amount of the share capital attributable to the new shares issued may not exceed a total of 10% of the share capital of the Company existing at the time the Authorized Capital 2021/I (i) is adopted by the Virtual Extraordinary General Meeting of 11 March 2021, (ii) comes into effect or (iii) is exercised, whichever is the lowest. Towards this limit shall count the pro-rata amount of the share capital attributable to any shares that were issued or transferred from authorized capital, conditional capital or from treasury shares to members of the management board of the Company and employees of the Company, as well as members of the management and employees of companies affiliated with the Company within the meaning of section 15 of the German Stock Corporation Act or their investment vehicles in the context of participation programs during the term of the Authorized Capital 2021/I.

The exclusion of shareholders’ subscription rights in this context is in the shareholders’ interest as it allows the Company to attract and retain competent and dedicated individuals as employees of the Company and its subsidiaries and to align their interests with the interests of the shareholders in order to increase the value of the Company. Furthermore, the Company is given an option to settle claims in equity instead of cash which preserves liquidity at the Company and provides for ongoing alignment of interests. At the same, the amount of shares which may be issued without subscription rights for existing shareholders is limited to 10% taking into account other issuances under participation programs. Overall, the exclusion of shareholders’ subscription rights in these situations is therefore objectively justified and proportionate considering the Company’s and the shareholders’ interests as well as purpose and means.

Further, the management board shall be authorized to exclude shareholders’ subscription rights with the consent of the supervisory board for one or more capital increases in the context of the Authorized Capital 2021/I as follows:

•

The management board shall be able to exclude fractional amounts from the subscription right with the approval of the supervisory board. The objective of this market-standard exclusion of subscription rights is to simplify the procedure for an issue with shareholders’ subscription rights, as this would permit a technically feasible subscription ratio. Typically, for each shareholder the fractional amount’s value is low, and therefore the possible dilution effect should be considered low as well. In contrast, the cost for the Company of an issue without such exclusion is significantly higher. Therefore, the exclusion improves the feasibility and ease of implementation of an issue. Shares for which shareholders’ fractional subscription rights are excluded will either be sold on the market or otherwise used in the Company’s best interest. For these reasons, the management board and the supervisory board consider the possible exclusion of the subscription rights to be in the best interests of the Company and its shareholders as well as objectively justified and proportionate considering the Company’s and the shareholders’ interests.

•

The management board, with the approval of the supervisory board, shall be able to exclude the subscription right to the extent necessary to grant holders or creditors of convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds”) with conversion or option rights, or conversion or option obligations, and which were or will be issued by the Company or a direct or indirect subsidiary, subscription rights to new no-par value bearer shares of the Company in the amount to which they would be entitled as shareholders after the exercise of the option or conversion rights, or after fulfilment of the conversion or option obligations or to the extent the Company exercises, with regard to such Bonds, its right to grant, totally or in part, shares of the Company in lieu of payment of the amount due.

Such Bonds’ terms and conditions regularly provide for a protection against dilution which grants holders or creditors a subscription right to new shares in subsequent share issues and certain other measures. They are thus placed in the same position as if they were already shareholders. In order to provide the Bonds with such protection against dilution, the shareholders’ subscription rights to these shares must be excluded. This will facilitate the placement of the Bonds and thus serve the interests of the shareholders in an optimal financial structure of the Company. In addition, the exclusion of shareholders’ subscription rights in favor of the holders or creditors of Bonds has the advantage that, if the authorization is exercised, the option or conversion price for the holders or creditors of existing Bonds does not need to be reduced in accordance with the respective terms of the Bonds.

•

The subscription right can further be excluded in the case of cash capital increases, provided that the issue price of the new shares is not significantly lower than the stock exchange price and that the proportional amount of the share capital attributable to the new shares and such capital increase does not exceed a total of 10% of the share capital of the Company (facilitated exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act).

The authorization allows the Company to flexibly react to favorable capital market situations and also be able to very quickly place the new shares, i.e., without the need for a subscription offer lasting at least two weeks. The exclusion of subscription rights makes it possible to act very quickly and perform placements close to the stock market price, i.e., without the reduction that is usual in the case of a subscription issue. This creates the basis for reaching the highest possible sale amount and the greatest possible strengthening of own resources. Authorizing the facilitated exclusion of subscription rights is objectively justified not lastly by the fact that a higher cash inflow can often be generated.

The proportional amount of the share capital attributable to the new shares issued under the exclusion of subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act, must not exceed a total of 10% of the share capital of the Company, whether at the time the Authorized Capital 2021/I comes into effect or – in case such amount is lower – is exercised. Towards the above threshold of 10% of the share capital shall also count the pro-rata amount of the share capital attributable to any shares, (i) that are sold during the term of the Authorized Capital 2021/I on the basis of an authorization to sell treasury shares pursuant to section 71(1) no. 8 sentence 5 second half sentence in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act subject to the exclusion of shareholders’ subscription rights; (ii) that are issued to satisfy Bonds with conversion or option rights, or conversion or option obligations, provided that such Bonds were issued in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act during the term of the Authorized Capital 2021/I subject to the exclusion of the shareholders’ subscription rights; or (iii) that are issued during the term of the Authorized Capital 2021/I on the basis of other authorized capital, provided that such shares are issued subject to the exclusion of the shareholders’ subscription rights pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act or on the basis of other capital measures subject to the exclusion of the shareholders’ subscription rights in analogous application of section 186(3) sentence 4 of the German Stock Corporation Act.

The facilitated exclusion of subscription rights requires that the issue price of the new shares is not significantly below the stock market price. Any deduction from the current stock market price or a volume-weighted stock market price during a reasonable number of trading days prior to establishing the final issue price will likely not exceed the corresponding stock market price, as represented by ADS, by more than approx. 5%, subject to special circumstances in individual cases. This also meets the protection needs of shareholders regarding a value based dilution of their participation. By establishing the issue price close to the stock market price, we ensure that the value any subscription right were to have would remain very low. Shareholders may maintain their relative participation via an additional purchase of ADS on the stock market which may be exchanged into shares at any time subject to the details of the depository agreement for the ADS.

•

The subscription right can also be excluded when issuing shares for contributions in kind. In particular, the Company shall continue to be able to acquire companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, or to satisfy Bonds issued for contributions in kind in order to strengthen its competitiveness and maximize its earnings power and enterprise value.

Practice shows that the shareholders of attractive companies sometimes have a strong interest in acquiring no-par value shares of the Company as consideration (e.g., to maintain a certain degree of influence on the acquired company or the object of the contribution in kind). From the point of view of an optimal financing structure, the possibility of providing the consideration not only in cash but also or solely in shares is also supported by the fact that, to the extent that new shares can be used as consideration for acquisitions, the liquidity of the company is preserved and borrowing is avoided, while the sellers participate in future price opportunities. This leads to an improvement in the Company’s competitive position in acquisitions.

The possibility of using shares of the Company as consideration for acquisitions gives the Company the necessary room for maneuver to seize such opportunities quickly and flexibly and enables it to acquire even larger companies in return for shares. It must be possible to exclude shareholders’ subscription rights for both. Since such acquisitions often have to be made at short notice, it is important that they are not resolved by the annual general meeting, which only takes place once a year, or an extraordinary general meeting, both of which can only be convened after significant notice periods. Authorized capital is required, which the management board can quickly access with the approval of the supervisory board.

The same applies accordingly to the servicing of conversion or option rights or conversion or option obligations from bonds which are also issued for the purpose of acquiring companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, excluding the subscription right of shareholders. The new shares will be issued against contributions in kind, either in the form of the bond to be contributed or in the form of the contribution in kind made on the bond. This increases the Company’s flexibility in servicing the conversion or option rights or conversion or option obligations. The offer of bonds instead of or in addition to the granting of shares or cash benefits can be an attractive alternative which, due to its additional flexibility, increases the Company’s competitive chances in acquisitions.

If opportunities arise to acquire companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies, the management board will in each case carefully examine whether it should make use of the authorization to increase capital by granting new shares. In particular, this also includes examining the valuation ratio between the Company and the acquired equity interest or other assets and determining the issue price of the new shares and the further conditions of the share issue. The management board will only use the new Authorized Capital 2021/I if it is convinced that the respective acquisitions of companies, businesses, parts of companies, interests in companies or other assets, including claims against the Company or any of its group companies in return for the granting of new shares is in the well-understood interests of the Company and its shareholders. The supervisory board will only give its required approval if it also comes to the same conclusion.

•	The subscription right may also be excluded in order to distribute a dividend in kind, in the context of which shares of the Company (also in part or subject to election) may be issued against contribution of dividend claims (scrip dividend). This should enable the Company to distribute a share dividend at optimal conditions. In the case of a share dividend, shareholders are offered the opportunity to deposit their claim to payment of the dividend, which has arisen from the resolution on the appropriation of profits by the annual general meeting, in whole or in part as a contribution in kind to the company in order to receive new shares in the company in return. The distribution of a share dividend can be carried out as a subscription right issue, in particular in compliance with the provisions of section 186(1) of the German Stock Corporation Act (minimum subscription period of two weeks) and section 186(2) of the German Stock Corporation Act (announcement of the issue price no later than three days before the end of the subscription period).

In individual cases, however, depending on the capital market situation, it may be preferable to structure the distribution of a share dividend in such a way that the management board, while maintaining the general principle of equal treatment (within the meaning of section 53a of the German Stock Corporation Act), offers all shareholders entitled to dividends new shares for subscription against contribution of their dividend entitlement, thereby granting a subscription right to the shareholders in economic terms, legally excludes the shareholders’ subscription right to new shares altogether. Such an exclusion of subscription rights enables the distribution of the share dividend without the aforementioned restrictions of section 203(1) of the German Stock Corporation Act in conjunction with section 186(1) and (2) of the German Stock Corporation Act and thus at more flexible conditions. In view of the fact that the new shares will be offered to all shareholders and excess dividend amounts will be settled by cash payment of the dividend, an exclusion of subscription rights in such a case appears justified and appropriate.

On consideration of all these circumstances, the authorization to exclude subscription rights within the defined limits is necessary, appropriate, reasonable and in the interest of the Company.

If during a financial year the management board uses one of the above authorizations to exclude subscription rights as part of a capital increase from the Authorized Capital 2021/I, it shall report on it during the subsequent annual general meeting.

2.

Report of the management board regarding agenda item 2 (resolution on cancelling the existing authorization and granting a new authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility of excluding subscription rights, on cancelling the existing Conditional Capital 2020/II and creating a new Conditional Capital 2021/I, as well as on the corresponding amendments to the Articles of Association)

Under agenda item 2 of the Virtual Extraordinary General Meeting of 11 March 2021, the management board and the supervisory board propose the cancellation of the existing authorizations for the issue of convertible bonds, options, profit rights and/or profit bonds (or a combination of these instruments) (hereinafter called “Bonds”) as well as the corresponding Conditional Capital 2020/II, and to create a new authorization and a new Conditional Capital 2021/I. Pursuant to section 221(4), sentence 2 in conjunction with section 186(4), sentence 2 of the German Stock Corporation Act, the management board, in view of agenda item 2 regarding the reasons for authorizing the exclusion of shareholders’ subscription rights when new bonds are issued, reports to the Virtual Extraordinary General Meeting as follows:

The Company’s annual general meeting of shareholders of 9 June 2020 has authorized the management board, with the approval of the supervisory board, through 8 June 2025 to issue, once or several times, bearer or registered convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) (hereinafter together “Bonds 2020”) in the total nominal amount of up to EUR 250,000,000.00 with or without a limited term and to grant the creditors or holders of Bonds 2020 conversion or option rights to shares in the Company with a proportional amount of the share capital of up to EUR 68,015,371.00 in accordance with the more detailed terms of the relevant convertible options or bonds or profit rights or profit bonds (together the “Bonds 2020 Terms”). The relevant Bonds 2020 Terms may provide for compulsory conversions at the end of the term or at other times, including the obligation to exercise the conversion or option right. Bonds 2020 may be issued against contributions in cash and/or in kind (“Authorization 2020”).

Authorization 2020 has not been used and there are no option rights outstanding for shares under the Conditional Capital 2020/II. However, since the creation of Authorization 2020, the Company’s share capital was increased several times. In particular, on 30 November 2020, the Company issued 15,939,968 new shares from Authorized Capital 2020/I in the context of an at-the-market offering (“ATM”) of 7,969,984 American Depositary Shares applying the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. Due to this ATM, the simplified exclusion of subscription rights for offerings of Bonds 2020 not significantly below the prevailing market price is no longer available at all absent a new authorization from the general shareholders’ meeting.

The management board and supervisory board therefore consider it appropriate to cancel the existing authorization to issue bonds and the Conditional Capital 2020/II and replace it with a new authorization and a new conditional capital (Conditional Capital 2021/I) which take into account the higher share capital to the extent permitted by the German Stock Corporation Act (Aktiengesetz) and refresh the authorization to issue convertible bonds, options, profit rights and/or profit bonds (or combinations of these instruments) with the possibility to exclude subscription rights using the simplified exclusion of subscription rights under section 186(3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) for offerings not significantly below the prevailing market price. The volume of the authorization should be increased to reflect the Company’s positive share price development. Otherwise, the Bonds 2020 Terms should be continued unchanged under the new authorization.

Adequate capital resources are an essential basis for the development of the Company. By issuing convertible bonds and options, the Company can take advantage of attractive financing opportunities, depending on the market situation, to provide the Company with capital at low current interest rates. By issuing profit-sharing rights with conversion or option rights, for example, the interest rate can also be linked to the Company’s current dividend. The conversion and option premiums achieved benefit the Company upon issue. Practice shows that some financing instruments can also only be placed by granting option or conversion rights.

In principle, shareholders shall be granted subscription rights to the Bonds. Hereto, in accordance with section 186(5) of the German Stock Corporation Act, the Bonds may be taken up by one or more credit institution(s) or one or several enterprise(s) operating pursuant to section 53(1) sentence 1 or section 53b(1) sentence 1 or 53b(7) of the German Banking Act (Gesetz über das Kreditwesen) with the obligation to offer them to the Company’s shareholders (indirect subscription right).

The management board is, however, with the approval of the supervisory board, authorized to exclude shareholders’ subscription rights to the Bonds:

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With the approval of the supervisory board, the management board will however be able to exclude subscription rights for fractional amounts. The objective of this market-standard exclusion of subscription rights is to simplify the procedure for an issue with shareholders’ subscription rights, as this would permit a technically feasible subscription ratio. Typically, for each shareholder the fractional amount’s value is low, and therefore the possible dilution effect should be considered low as well. In contrast, the cost for the Company of an issue without such exclusion is significantly higher. Therefore, the exclusion improves the feasibility and ease of implementation of an issue. Shares for which shareholders’ fractional subscription rights are excluded will either be sold on the market or otherwise used in the Company’s best interest. For these reasons, the management board and the supervisory board consider the possible exclusion of the subscription rights to be in the best interests of the Company and its shareholders as well as objectively justified and proportionate considering the Company’s and the shareholders’ interests.

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Furthermore, the management board shall be authorized, with the approval of the supervisory board, to exclude the shareholders’ subscription rights in order to grant holders of Bonds which were or will be issued by the Company or by a dependent company or by a direct or indirect majority-held company, subscription rights to the Bonds in an amount these bondholders would be entitled to (as shareholders) had they exercised the option or conversion rights or fulfilled the conversion or option obligations. This provides the opportunity, instead of a reduction of the option or conversion price, to grant a subscription right as dilution protection to owners or creditors of bonds already issued by this time or still to be issued. Equipping bonds with such dilution protection corresponds to the market standard.

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Pursuant to section 186(3) sentence 4 of the German Stock Corporation Act, the management board shall continue to be authorized to exclude the subscription right with the approval of the supervisory board when issuing bonds against cash payments, if the issue price of the bonds is not significantly below their market value. This may help in quickly perceiving favorable market conditions and being able to quickly and flexibly place a bond on the market under attractive conditions. Given that stock markets can be volatile, achieving an advantageous issue result often greatly depends on whether quick reactions to market developments are possible. Favorable conditions that are as close to the market as possible can generally only be established if the Company is not bound to them for a lengthy offering period. In the case of subscription right issues, a not insubstantial haircut is generally needed in order to ensure the issue’s chances of success for the entire offering period. Section 186(2) of the German Stock Corporation Act allows for making the subscription price public (and thus, in the case of option and conversion bonds, the conditions of these bonds) until the antepenultimate day of the subscription period. However, given the volatility of stock markets, there is also a market risk covering several days, which leads to haircuts when establishing the bond conditions. Also, when granting a subscription right, alternative placement with third parties is made more difficult or linked to additional costs due to the uncertainty of the exercise (subscription behavior). Finally, when granting a subscription right, the Company cannot quickly react to a change in market conditions due to the length of the subscription period, which may lead to a less favorable capital procurement for the Company.

The interests of shareholders are protected by the fact that the bonds are not issued at a price that is significantly below market value. The market value shall be determined according to recognized actuarial principles. When establishing the price, and taking into account the current situation on the capital market, the management board shall keep the reduction from the market value as low as possible. This means the notional value of a subscription right is so low that shareholders will not incur any significant economic loss due to the exclusion of the subscription rights.

Establishing conditions that are in line with the market and the avoidance of a significant dilution of value may also be achieved by executing a so-called book building process. As part of this process, investors are asked to submit purchase orders on the basis of provisional bond conditions, and, for example, specify at the same time the interest rate considered in line with the market and/or other economic components. After completing the book building period, the conditions that had hitherto remained open, e.g., the interest rate, can be established in line with the market according to offer and demand, based on the purchase orders submitted by investors. In this way, the total value of the bonds is established close to the market. Via such a book building process, the management board can make sure that a significant dilution of the value of shares does not occur to the exclusion of subscription rights.

In addition, shareholders also have the opportunity to maintain their share of the Company’s share capital under approximately the same conditions through purchase via the stock market. Thus, their pecuniary interests are properly protected. The authorization to exclude subscription rights pursuant to section 221(4) sentence 2 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act only applies to bonds with rights to shares with a pro rata amount of the share capital that does not exceed 10% of the share capital, neither on the effective date nor at the time of exercising this authorization.

Own shares that were disposed of during the validity period of this authorization excluding subscription rights, pursuant to section 71(1), no. 8, sentence 5, phrase 2 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act have to be included in this threshold. Furthermore, shares that were issued during the validity period of this authorization from the Authorized Capital under exclusion of subscription rights, pursuant to section 203(2) sentence 1 in conjunction with section 186(3) sentence 4 of the German Stock Corporation Act are included. This apportionment takes place in the shareholders’ interest with a dilution of their participation that is as low as possible.

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Bonds may also be issued against contributions in kind, in as far as this is in the Company’s interest. In this case, the management board has the right to exclude the subscription right of shareholders, with the approval of the supervisory board, if the value of the contribution in kind is proportional to the nominal value of the bonds to be determined by applying recognized actuarial principles. This provides the opportunity of using bonds in suitable individual cases also as acquisition currency, e.g., together with the acquisition of companies, interests in companies or other assets. Practice has determined that negotiations often require payment be made not in cash, but also, or exclusively, in a different form. The option of offering bonds in exchange creates a competitive advantage allowing us to benefit from interesting acquisition objects as well as the needed leeway to take advantage of emerging opportunities to acquire companies – even larger ones –, company shares, or other economic goods without putting a strain on liquidity. It may also make sense from the point of view of an optimal financing structure. The management board shall carefully verify in every individual case whether it shall make use of the authorization to issue bonds with conversion or option rights and conversion or option duties against contributions in kind with exclusion of subscription rights. It shall only do so if it is in the interest of the Company and thus of its shareholders.

If profit rights or profit bonds are issued without conversion or option rights or conversion or option obligations, the management board, with the approval of the supervisory board, is also authorized to exclude shareholders’ subscription rights as a whole if these profit rights or profit bonds are subject to similar obligations, i.e., do not establish a membership right in the Company, do not grant any participation in the liquidation proceeds and the amount of interest is not calculated on the basis of the amount of the annual surplus, the profit according to the balance sheet or the dividends. In this case, the interest and the issue amount of the profit rights or profit bonds must correspond to the actual market conditions for a comparable acquisition of funds at the time of issue.

The planned conditional capital is used to fulfil conversion and option rights or conversion or option duties on Company shares from issued bonds, or to grant Company shares to creditors or owners of bonds instead of paying the cash amount due. In addition, it is stipulated that the conversion or option rights and conversion or option duties may also be serviced via the delivery of own shares or of shares from conditional capital, or via other means.

If during a financial year the management board uses one of the above authorizations to exclude subscription rights as part of a bond issue, it shall report on it during the subsequent annual general meeting.

III.	Further information on the convocation

1.	Total number of shares and voting rights at the time of the convocation of the Virtual Extraordinary General Meeting

At the time of the convocation of the Virtual Extraordinary General Meeting, the share capital of the Company amounts to EUR 179,259,246.00 and is divided into 179,259,246 no-par value shares. Each no-par value share carries one vote at the general meeting. Therefore, the total number of shares that carry participation and voting rights amounts to 179,259,246 at the time of the convocation. The Company does not hold any treasury shares at the time of the convocation.

2.	Holding of the general meeting of shareholders as a virtual general meeting without the physical presence of shareholders or their proxies

The management board of the Company, with the approval of the supervisory board, has resolved to hold this extraordinary general meeting of shareholders as a virtual meeting without the physical presence of the Company’s shareholders or their proxies on the basis of the COVID-19 Mitigation Act.

A physical participation of shareholders or their proxies in the Virtual Extraordinary General Meeting is excluded.

Holding this extraordinary general meeting of shareholders in the form of a virtual general meeting in accordance with the COVID-19 Mitigation Act leads to modifications with respect to the procedures of the general meeting of shareholders as well as to the rights of the shareholders. Shareholders or their proxies have the options set out below to follow the entire Virtual Extraordinary General Meeting in sound and vision through the password-protected access provided by the Company for this purpose (the “Protected Access”), to exercise voting rights (postal vote), to grant power of attorney, to ask questions and to raise objections, in each case by means of electronic communication.

3.	Requirements for exercising the rights to vote and to ask questions

Only shareholders who have registered for the Virtual Extraordinary General Meeting in a timely manner are entitled to exercise their right to ask questions in connection with the Virtual

Extraordinary General Meeting (see below), to exercise their voting rights via postal vote as well as to appoint a proxy.

Hereto, the Company must have received a shareholder’s registration no later than 24:00 CET on Thursday, 4 March 2021, under one of the following addresses:

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

e-mail: inhaberaktien@linkmarketservices.de

and the holders of bearer shares must have provided the Company with special evidence of their shareholding in order to prove that they were a shareholder of the Company at the beginning of the 12th day before the Virtual Extraordinary General Meeting, i.e. on Saturday, 27 February 2021 at 0:00 CET (record date). In order to prove such shareholding, a special evidence of the shareholding issued by the custodian bank is sufficient.

The Company must have received the evidence of shareholding at the aforementioned address no later than 24:00 CET on Sunday, 7 March 2021. The registration and evidence of shareholding must be submitted in text form (section 126b of the German Civil Code (Bürgerliches Gesetzbuch)) and in the German or English language.

After proper registration, proxy voting cards for the Virtual Extraordinary General Meeting including the access data for the Protected Access as well as (i) a form for voting by postal vote, (ii) a form for granting power of attorney and instructions for the granting of a power of attorney to vote by proxies of the Company and (iii) a form for granting power of attorney to a proxy will be sent automatically. In order to ensure timely receipt of the proxy voting cards, shareholders are asked to ensure that they register and send evidence of their shareholding to the Company at an early stage and to provide an email address in the course of the registration.

Registered holders of American Depositary Shares (ADSs) can obtain information and documents relating to the Virtual Extraordinary General Meeting from the The Bank of New York Mellon, PO Box 505000, Louisville, KY 40233-5000, USA. If you have any questions regarding the exercise of your voting rights, please contact BNY Mellon Shareowner Services (shrrelations@cpushareownerservices.com; phone: +1 201-680-6825 or toll-free from within the USA: +1-888-269-2377).

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4.	Significance of the record date

Only persons who have provided special evidence of their shareholding are considered shareholders vis-à-vis the Company for purposes of exercising voting rights. The number of voting rights is solely based on the shareholding as of the record date. The record date does not create any restrictions on the disposal of the shareholding. Even in the event of a full or partial disposal of the shareholding after the record date, the number of voting rights is solely based on the shareholding as of the record date (i.e., any disposal of shares after the record date does not affect the number of voting rights). The same applies to acquisitions or additional acquisitions of shares after the record date. Persons who do not hold any shares on the record date and subsequently become shareholders only have the right to vote their shares if and to the extent they have been authorized or given the right to do so by the person entitled to exercise these rights on the record date.

5.	Procedure for voting by postal vote

Shareholders may only exercise their voting rights by postal vote and only by either post or by electronic communication via e-mail or by appointing a proxy. Only those shareholders who have duly registered and duly provided evidence of their shareholding (as specified above under III.3 above) are entitled to exercise shareholders’ voting rights by way of postal vote and to grant a power of attorney. For the voting rights exercised by postal vote, the shareholding as evidenced on the record date is relevant.

Votes may be cast by postal vote in text form in German or English language by post or by electronic communication (via e-mail) at the following addresses

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

or via e-mail: inhaberaktien@linkmarketservices.de

The Company must have received any votes cast by post by the end of 10 March 2021, 24:00 CET. Until this time, votes may also be amended or revoked in the manner described above. Via email votes can still be cast, changed or revoked on the day of the Virtual Extraordinary General Meeting until the start of the voting process.

If the Company receives multiple votes, the last vote received shall be decisive. If different votes are received through different transmission channels and it is not clear which vote was last submitted, the votes submitted by e-mail will be taken into account.

Casting votes by postal vote is limited to voting on the proposals for resolutions of the management board and/or supervisory board as published in the invitation to the extraordinary general meeting and to proposals for resolutions of shareholders published in connection with a possible addition of items to the agenda pursuant to section 122(2) AktG.

6.	Procedures for proxy voting

Shareholders may also grant a power of attorney and have a proxy exercise their voting rights; this proxy may for example be an intermediary, a shareholders’ association, a voting rights advisor (Stimmrechtsberater) or a professional agent within the meaning of section 135 AktG/person who commercially offers to shareholders to exercise voting rights at general meetings of shareholders (“Commercial Agent”). Even where a shareholder is represented by a proxy, it is still required that the shareholder is registered in due time and evidence of shareholding be submitted in due time as described above.

Proxies cannot physically participate in the Virtual Extraordinary General Meeting either and are limited to exercising voting rights as described in III.5 above. Therefore, they must exercise their votes as described above for the shareholders themselves by postal vote or by proxy and instructions to the proxies of the Company. The procedures outlined in III.8.c) and III.10 below on raising questions or objections, equally apply to shareholders’ proxies.

The granting of the power of attorney, its revocation and proof regarding the power of attorney vis-à-vis the Company must be submitted in text form, unless an intermediary, a shareholders’ association pursuant to section 135(8) AktG, a voting rights advisor or a Commercial Agent are authorized to exercise such voting rights.

Proxies granted to intermediaries, shareholders’ associations, voting rights advisors or Commercial Agents to exercise voting rights do not have to comply with the text form requirement. However, the authorization must be recorded by the proxy in a verifiable way. Furthermore, it must be complete and may only contain statements connected to the exercise of voting rights. Shareholders who wish to authorize an intermediary, a shareholders’ association, a voting rights advisor or a commercial agent to exercise their voting rights on their behalf are asked to coordinate on the form of the power of attorney with the person that is to act as authorized representative. These persons may also exercise their voting rights by postal vote, as described in III.5 above, or by authorizing a sub-proxy, subject to the aforementioned deadlines.

If a shareholder authorizes more than one person, the Company may reject one or more of these authorized persons.

Shareholders who wish to appoint a proxy are requested to use the form provided by the Company for this purpose. The power of attorney form will be provided on the proxy voting card which will be sent after successful registration. In addition, a proxy form will be available for download on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General

Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

The granting of the power of attorney, its revocation and proof of the appointment of a proxy must be received by the Company in text form in German or English language by no later than the end of 10 March 2021, 24:00 CET by post or by way of electronic communication (via e-mail) at one of the following addresses

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

e-mail: inhaberaktien@linkmarketservices.de

On the day of the Virtual Extraordinary General Meeting, a power of attorney may be granted or revoked and proof of the appointment of a proxy be submitted to the Company via e-mail at the above address until the start of voting.

7.	Procedure for voting by proxies appointed by the company

Furthermore, the Company offers its shareholders the opportunity to authorize persons as proxies who are bound by the shareholder’s instructions. The proxies are required to vote as instructed; they are not allowed to exercise the voting rights at their own discretion. It should be noted that the proxies can only vote on those items of the agenda with respect to which shareholders issue clear instructions and that the proxies cannot accept any instructions on procedural motions, neither in the run-up to nor during the general meeting. Likewise, the proxies cannot accept any instructions to speak, to file objections to resolutions of the general meeting or to submit questions or motions.

Prior to the general meeting, such power of attorney with instructions to the proxies can only be granted by means of the proxy and instruction form, which properly registered shareholders receive together with the proxy voting card for the general meeting. The corresponding form is also available for download on the company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General

Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

Powers of attorney for proxies of the Company, the revocation of powers of attorney and the instructions to the proxies must be received by the Company in text form in German or English language by no later than 24:00 CET on Wednesday, 10 March 2021 via mail or electronic means (by e-mail) at one of the following addresses:

Jumia Technologies AG

c/o Link Market Services GmbH

Landshuter Allee 10

80637 München

Germany

e-mail: inhaberaktien@linkmarketservices.de.

On the day of the Virtual Extraordinary General Meeting, a power of attorney to the proxies nominated by the Company may be granted or revoked and instructions may be issued, revoked or amended via e-mail at the above address until the start of voting.

8.	Further rights of shareholders

a)	Motions by shareholders to add items to the agenda pursuant to section 122(2) of the German Stock Corporation Act and article 2 section 1(3) sentence 4 of the COVID-19 Mitigation Act

Pursuant to section 122(2) of the German Stock Corporation Act, one or several shareholders whose combined shareholdings amount up to one-twentieth of the share capital or a proportionate amount of EUR 500,000.00 (corresponding to 500,000 shares) may request that items be placed on the agenda and published. Each new item must be accompanied by a reasoning or a draft resolution.

Such a request for additional items must be submitted to the management board in writing and must be received by the Company at least 14 days prior to the Virtual Extraordinary General Meeting; the day of receipt and the day of the Virtual Extraordinary General Meeting are not taken into account when calculating this 14-day period. Therefore, the last possible date of receipt is 24:00 CET on Wednesday, 24 February 2021. Requests for additional items received at a later point in time will be disregarded.

The relevant shareholders must prove that they have held their shares for at least 90 days prior to the date the request was received by the Company and that they will hold the shares until the management board decides on the request to add additional agenda items, with section 70 of the German Stock Corporation Act being applied to the calculation of the period of share ownership. A postponement of the aforementioned cut-off date from a Sunday, a Saturday, or a public holiday to a preceding or following working day is not possible. Sections 187 to 193 of the German Civil Code (Bürgerliches Gesetzbuch) do not apply accordingly.

Please send any supplementary requests to the following address:

Jumia Technologies

AG Extraordinary General Meeting March 2021

Skalitzer Straße 104

10997 Berlin

Germany.

Additions to the agenda to be published will be published in the Federal Gazette immediately after receipt of the request. They will also be published on the company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”)

and communicated to the shareholders in accordance with section 125(1) sentence 3, (2) of the German Stock Corporation Act.

b)	Countermotions and election proposals of shareholders pursuant to section 126(1) / section 127 of the German Stock Corporation Act

Each shareholder has the right to submit a countermotion to the proposals of the management board and/or the supervisory board regarding individual items of the agenda.

Countermotions received by the company at least 14 days prior to the meeting at the address indicated below, not taking into account the date of receipt and the date of the general meeting, i.e., by no later than 24:00 CET on Wednesday, 24 February 2021, will immediately be made available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”)

along with the name of the shareholder as well as a reasoning and/or comments by the management board, if any (see section 126(1) sentence 3 of the German Stock Corporation Act).

Section 126(2) of the German Stock Corporation Act lists situations in which the Company is not required to make a countermotion and the corresponding reasoning, if any, available via its website. These situations are described on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

In particular, if any reasoning comprises more than 5,000 characters, it may be omitted.

Only the following addresses are relevant for submitting countermotions along with the respective reasoning, if any:

Jumia Technologies AG

Extraordinary General Meeting March 2021

Skalitzer Straße 104

10997 Berlin

Germany

E-mail: egm2021@jumia.com.

Countermotions directed to any other address will not be made available.

Shareholders are asked to provide evidence of their shareholder status at the time of submission of the countermotion or election proposal. No countermotion can be made during the Virtual Extraordinary General Meeting. However, a countermotion that has to be published by the Company in line with the requirements described above is deemed to be made at the Virtual Extraordinary General Meeting if the shareholder bringing the countermotion properly registered for the Virtual Extraordinary General Meeting and provided special evidence of his shareholding according to the requirements described in III.3 above.

The preceding descriptions including the deadline for submission (receipt by the Company no later than on Wednesday, 24 February 2021, 24:00 CET) apply accordingly to shareholder proposals for the election of supervisory board members or auditors in accordance with section 127 of the German Stock Corporation Act, to the extent the agenda includes any elections which is currently not the case; shareholders do not have to give a reason for an election proposal. In addition, under section 127 sentence 3 of the German Stock Corporation Act the management board does not have to make a proposal available if the proposal does not include the candidate’s name, active occupation and place of residence (section 124(3) sentence 4 of the German Stock Corporation Act) or in case of a proposal to elect a supervisory board member also information on the candidate’s membership on other statutory supervisory boards (section 125(1) sentence 5 of the German Stock Corporation Act).

c)	The right to ask questions pursuant to article 2 section 1(2) no. 3 of the COVID-19 Mitigation Act

In accordance with the provisions of the COVID-19 Mitigation Act, shareholders who have duly registered as set out in III.3 above and duly provided evidence of their shareholding have the right in connection with the Virtual Extraordinary General Meeting to ask questions by way of electronic communication without such right to ask questions being qualified as a right to receive information (Auskunftsrecht).

The management board of the Company, with the approval of the supervisory board, decided that all questions have to be submitted before the Virtual Extraordinary General Meeting and no later than 24:00 CET on Tuesday, 9 March 2021, by way of electronic communication and in the German or English language to the following e-mail address

E-mail: egm2021@jumia.com

In connection with the transmission by e-mail of questions addressed to the Company, shareholders should state their full name (and in the case of legal entities or partnerships, the full legal name) and place of residence/registered office as well as the proxy voting card’s number as printed on the proxy voting card. Questions from shareholders may not be taken into account should this information be missing or incomplete.

There will be no opportunity to ask questions after the expiration of the relevant deadline described above or during the Virtual Extraordinary General Meeting. Questions will be answered “in“ the Virtual Extraordinary General Meeting to the extent questions have not already been answered in advance on the Company’s website at https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

The management board decides in deviation of section 131 of the German Stock Corporation Act at its due and free discretion, how it will answer questions. Shareholders asking questions may be identified by their name in the course of answering the relevant questions if such shareholders have not expressly objected to being identified by name.

d)	Further explanations

Further explanations of the rights of shareholders pursuant to section 122(2), sections 126(1) and 127 of the German Stock Corporation Act as well as article 2 section 1(2) sentence 1 no. 3 of the COVID-19 Mitigation Act are available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

9.	Video and audio transmission of the entire Virtual Extraordinary General Meeting

The Company’s shareholders can follow the entire Virtual Extraordinary General Meeting (including responses to any previously submitted shareholder questions and voting) on 11 March 2021 from 2:00 p.m. CET after entering their access data via the Protected Access.

The access data for this Protected Access will be printed on the proxy voting card, which will be sent in a timely manner before the beginning of the Virtual Extraordinary General Meeting to shareholders who have duly registered.

Following the Virtual Extraordinary General Meeting and using the Protected Access require an internet connection and device with internet capabilities. A stable internet connection with sufficient bandwidth is recommended for an optimal video and audio transmission of the Virtual Extraordinary General Meeting.

The possibility that shareholders may attend the Virtual Extraordinary General Meeting without physical presence at the relevant venue or without a proxy in accordance with section 118(1) sentence 2 of the German Stock Corporation Act is excluded. In particular, the live transmission does not allow for a participation in the Virtual Extraordinary General Meeting within the meaning of section 118(1) sentence 2 of the German Stock Corporation Act.

The Company cannot guarantee that the electronic live transmission will be conducted without technical errors and will be received by every shareholder with access rights. The Company therefore recommends that shareholders make use of the above-mentioned options, in particular to exercise their voting rights, at an early stage.

10.	Opposition to resolutions

Shareholders who have exercised their voting rights by postal vote or by proxy are provided with the opportunity to object to resolutions of the Virtual Extraordinary General Meeting while waiving the requirement of being physically present at the Virtual Extraordinary General Meeting. The relevant objection must be submitted until the end of the Virtual Extraordinary General Meeting by way of electronic communication.

For this purpose, shareholders who have exercised their voting rights may declare their objection until the end of the Virtual Extraordinary General Meeting at a notary public via electronic communication to the following email address:

widerspruch-egm2021@jumia.com.

11.	Shareholder hotline

For general question about the process related to the Virtual Extraordinary General Meeting shareholders and intermediaries may inquire via e-mail to:

jumia_hv2021@linkmarketservices.de

In addition, the shareholder telephone hotline is available from Monday to and including Friday (except on public holidays) between 9:00 a.m. and 5 p.m. (CET) at +49 (89) 21027-220.

12.	Information on the website of the Company pursuant to section 124a of the German Stock Corporation Act

Following the convocation of the general meeting, in particular the following documents, together with this convocation, will be available on the Company’s website at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

Regarding agenda item 1:

•	The report of the management board pursuant to section 203(2) sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act.

Regarding agenda item 2:

•	The report of the management board pursuant to section 221(4) sentence 2 of the German Stock Corporation Act in conjunction with section 186(4) sentence 2 of the German Stock Corporation Act.

The aforementioned documents will also be available for inspection during the Virtual Extraordinary General Meeting on Thursday, 11 March 2021 via the Protected Access.

Any countermotions, election proposals and requests for the inclusion of additional items from shareholders received by the company in due time within the aforementioned periods and required to be published will also be made available via the aforementioned website.

This convocation has been submitted for publication to such media as can be expected that they will disseminate the information throughout the entire European Union.

13.	Information on data protection for shareholders

The controller within the meaning of article 4 no. 7 of Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (“GDPR“), who decides on the purposes and means of processing personal data, is:

Jumia Technologies AG

Skalitzer Straße 104

10997 Berlin

Germany

E-mail: ComplianceAlert@jumia.com

Shareholders can contact the Company’s Data Protection Officer (also for questions on data protection) as follows:

Jumia Technologies AG

Datenschutzbeauftragter

Skalitzer Straße 104

10997 Berlin

Germany

E-mail: ComplianceAlert@jumia.com

The following categories of personal data are regularly processed as part of the preparation, implementation and follow-up of the Virtual Extraordinary General Meeting:

•	first and last name, title, address, email address;

•	number of shares, class of shares, type of ownership of shares and number of the proxy voting card, including the access data, for the virtual general meeting;

•	in the case of a proxy nominated by a shareholder, his or her personal data, in particular name and place of residence, as well as contact details provided in the context of voting;

•	if a shareholder or a representative makes use of the right to ask question pursuant to article 2 section 1(2) no. 3 of the COVID-19 Mitigation Act or otherwise contacts the

Company, the personal data required to respond to any queries (e.g., the contact details provided by shareholders or their representatives, such as telephone numbers and email addresses); and

•	information regarding presence, motions, questions, election proposals and requests by shareholders regarding the Virtual Extraordinary General Meeting.

In the case of countermotions, election proposals or requests for supplementary motions to be made available, these will be published on the Internet, including the name of the shareholder, at

https://investor.jumia.com/ (menu item “Annual Meeting”> “Extraordinary General Meeting March 2021 / Außerordentliche Hauptversammlung März 2021”).

If shareholders make use of the opportunity to ask questions in advance of the Virtual Extraordinary General Meeting and their questions are dealt with there, this can be done by stating their name. Shareholders may, however, object to the mention of their name.

Other than that, personal data is made available to shareholders and shareholder representatives within the framework of the statutory provisions, namely via the attendance list. The attendance list may be inspected by shareholders and shareholder representatives up to two years after the Virtual Extraordinary General Meeting (section 129(4) sentence 2 AktG).

Pursuant to article 6(1)(c) of the GDPR, the provisions of the German Stock Corporation Act (Aktiengesetz, AktG) and the COVID-19 Mitigation Act, in particular sections 118 et seqq. of the German Stock Corporation Act and the relevant provisions of the COVID-19 Mitigation Act (article 2 section 1), are the legal basis for the processing of personal data in connection with the preparation, execution and follow up of the Virtual Extraordinary General Meeting and to enable the shareholders to exercise their rights in connection with the Virtual Extraordinary General Meeting. In addition, the processing of personal data pursuant to article 6(1)(f) GDPR is carried out based on the legitimate interest of the Company in the proper conduct of the Virtual Extraordinary General Meeting, including enabling the exercise of shareholders’ rights and the communication with shareholders.

The Company’s service providers used as processors for the purpose of hosting the Virtual Extraordinary General Meeting will receive only such personal data from the Company that is necessary for the execution of the commissioned service and will process the data solely in accordance with the instructions of the Company.

As a rule, the Company or the commissioned service providers receive the shareholder’s personal data via the registration office from the intermediary that the shareholder has appointed to hold their shares in the Company in custody (so-called custodian bank).

The retention period for the data gathered in connection with the Virtual Extraordinary General Meeting is regularly up to three years, unless statutory regulations on documentation and retention oblige the Company to continue storing the data or the Company has a legitimate interest in storing the data, for example in the event of legal or out-of-court disputes arising from the Virtual Extraordinary General Meeting. The personal data will be deleted after expiry of the relevant time period.

Under certain legal conditions, shareholders have rights of access (article 15 GDPR), rectification (article 16 GDPR), erasure (article 17 GDPR), restriction of processing (article 18 GDPR) and objection (article 21 GDPR) with regard to their personal data or the processing thereof. Furthermore, shareholders have a right to data portability in accordance with article 20 GDPR.

Shareholders may exercise these rights free of charge against the Company by contacting the Company’s data protection officer mentioned above.

Shareholders also have a right to lodge a complaint with the data protection supervisory authorities under article 77 GDPR.

The data protection supervisory authority responsible for the Company is:

Berliner Beauftragte für Datenschutz und Informationsfreiheit

Friedrichstraße 219

10969 Berlin

Germany

Tel.: +49 30 13889-0

Fax: +49 30 2155050

E-mail: mailbox@datenschutz-berlin.de

Berlin, February 2021

Jumia Technologies AG

The management board